TESCO

News release....

Tuesday 15 January 2008

CHRISTMAS & NEW YEAR TRADING STATEMENT

STRONG GROWTH AT TESCO

The Tesco Group has delivered a strong performance and record sales over the Christmas and New Year period, driven by rapid expansion internationally and solid growth in the UK. In the six weeks to 5 January 2008, Group sales increased by 12.8%, a faster rate of growth than in our third quarter.

Excellent Progress in International

Our overseas businesses traded well over the Christmas and New Year period, with International sales growing by 26.9%, with strong growth in both Europe and Asia.

In Central Europe we saw sales growth of almost 30% and in some of our newer countries we saw exceptionally good progress – with, for example, Turkey growing by more than 80% and Malaysia by more than 60%.

In the US, the early customer response to Fresh & Easy has been very encouraging. We now have 28 stores trading in Southern California, Las Vegas and Phoenix.

Solid UK Performance

Total UK sales grew by 8.0%, comprising like-for-like growth of 5.1% and 2.9% from net new space. Like-for-like sales excluding petrol, increased by 3.1% in the period.

The Tesco team delivered an even better shopping trip for customers than last year and a profitable seasonal period for the business – by providing high standards of service and availability whilst meeting the challenges posed by having two short trading days immediately before Christmas.

Non-food sales performed well with good market share growth across most categories, including clothing, entertainment and books.

Our on-line businesses, tesco.com and Tesco Direct, had a very successful Christmas, with total sales up by 24% to over £190 million with well over 2 million orders delivered in the six weeks. Sales of MP3 players, digital cameras and laptops were particularly strong.

Contacts:-

Investor Relations:	Steve Webb	01992 644 800
Press:	Jonathan Church	01992 646 606
	Angus Maitland	0207 379 5151

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